UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM 6-K
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                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 July 26, 2006
               Date of Report (Date of Earliest Event Reported)


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                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)

                         Andina Bottling Company, Inc.
                (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)


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            Indicate by check mark whether the registrant files or
                     will file annual reports under cover
                            Form 20-F or Form 40-F.
                         Form 20-F /X/  Form 40-F / /


          Indicate by check mark if the Registrant is submitting this
                 Form 6-K in paper as permitted by Regulation
                              S-T Rule 101(b)(1):
                             Yes / /      No /X/


          Indicate by check mark if the Registrant is submitting this
                 Form 6-K in paper as permitted by Regulation
                              S-T Rule 101(b)(7):
                             Yes / /      No /X/

               Indicate by check mark whether the registrant by
            furnishing the information contained in this Form 6-K
                  is also thereby furnishing the information
                 to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934
                             Yes / /      No /X/


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



                       ANDINA BOTTLING CORPORATION, INC.


                              REPORT ON FORM 6-K



     Embotelladora Andina S.A. (the "Company") discloses that, with respect to the membership of Gonzalo Said Handal on the Company's audit committee, it has relied on the exemption from the independence requirements provided by Rule 10A-3(b)(1)(iv)(D) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 10A-3(b)(1)(iv)(D), a director who is either an affiliate or a representative of an affiliate of the listed company may serve as a member of the audit committee to the extent the director is not a voting member or chairperson of the audit committee and to the extent that neither the director nor the affiliate the director represents is an executive officer of the listed company.

     Mr. Said Handal meets the requirements of Rule 10A-3(b)(1)(iv)(D)because he (i) is a representative of the controlling shareholder of the Company, Inversiones Freire S.A.; (ii) has only observer status on the audit committee of the Company; and (iii) is not an executive officer of the Company.

    The Company's reliance on the exemption provided by Rule 10A-3(b)(1)(iv)(D) of the Exchange Act would not materially adversely affect the ability of the audit committee of the Company to act independently.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                          EMBOTELLADORA ANDINA S.A.


                                          /s/ Osvaldo Garay
                                          ------------------------------
                                          Name:   Osvaldo Garay
                                          Title:  Chief Financial Officer

Santiago, July 26, 2006